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                             July 15, 2022

       David R. Mathers
       Chief Financial Officer
       Credit Suisse AG
       Paradeplatz 8
       8001 Zurich, Switzerland

                                                        Re: Credit Suisse AG
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 10,
2022
                                                            File No. 001-33434

       Dear Mr. Mathers:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Critical Accounting Estimates
       Current expected credit loss, page 106

   1. We note that the allowance for credit losses is estimated based on management's assessment of several
factors, including probability of default, loss given default and exposure at default as
well as historical frequency, current trends and conditions and macroeconomic factors
such as regional gross domestic product, unemployment rates and interest rates. Please
provide us proposed revised disclosure to be included within future filings that address
the following items:
                                                            identifies key
quantitative inputs in your baseline estimate of the allowance for credit losses;
                                                            quantifies the
qualitative component(s) of your estimate and explains or shows how it interacts with the
quantitative component during the period presented;
                                                            provides a
sensitivity analysis quantifying a hypothetical impact or range of impact to
 David R. Mathers
FirstName  LastNameDavid  R. Mathers
Credit Suisse AG
Comapany
July       NameCredit Suisse AG
     15, 2022
July 15,
Page  2 2022 Page 2
FirstName LastName
             the allowance for credit losses due to changes in the key inputs;
and
               details the length of time in your reasonable and supportable forecasts and the reversion method you applied after the reasonable and supportable forecast period, if applicable.
         Refer to Item 303(b)(3) of Regulation S-K and ASC 326-20-50-11. Controls and procedures, page 457

2. We note your disclosure that there were no changes in your internal controls over financial reporting ("ICFR") that have materially affected, or are reasonably likely to materially affect, your ICFR. In light of your accounting issues and resulting revisions, as well as the various changes that have taken place during 2021 with regards to processes, procedures, organizational and business structure, and senior management, please provide us with your analysis supporting your conclusion that there were no material changes to
         ICFR.
Notes to the consolidated financial statements
Note 1 - Summary of significant accounting policies
Revisions of prior period financial statements, page 466

3.       We note your disclosures that you identified    accounting issues
pertaining to: (i) netting
         treatment in the presentation of a limited population of certain securities lending and borrowing activities; and (ii) reclassification and other changes to the consolidated statements of cash flows in the years ended December 31, 2020 and 2019. Please provide us with a full and detailed description of the errors, including, but not limited to, who identified them, when, and how, and whether they were the result of control deficiencies. In addition, provide us with your assessment of materiality supporting your conclusion that they are immaterial both individually and in the aggregate. Ensure your response addresses qualitative and quantitative factors and provides an objective assessment of materiality from the perspective of a reasonable investor, including your
         consideration of guidance in ASC 250, SAB 99, and management   s
assessment of
         the design and effectiveness of ICFR.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
 David R. Mathers
Credit Suisse AG
FirstName
July       LastNameDavid R. Mathers
     15, 2022
Page  3
Comapany   NameCredit Suisse AG
July 15, 2022 Page 3                  Office of Finance
FirstName LastName